[Letterhead of Cooley Godward Kronish LLP]

Ethan E. Christensen

(858) 550-6076

christensene@cooley.com

March 12, 2008

Peggy Fisher, Esq.

Geoffrey Kruczek, Esq.

Division of Corporation Finance

US Securities and Exchange Commission

Mailstop 6010

100 F Street, NE

Washington, DC  20549

RE:                            CardioNet, Inc.
Registration Statement on Form S-1 (File No. 333-145547)

Dear Ms. Fisher:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client CardioNet, Inc. (the “Company”), is Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2007. The copy of Amendment No. 6 that is enclosed with the hard copy of this letter is marked to show changes from Amendment No. 5 to the Registration Statement that was filed with the Commission on February 28, 2008 (“Amendment No. 5”).

Amendment No. 6 is also being filed in response to the letter dated February 28, 2008 (the “Comment Letter”) received from the staff of the Commission (the “Staff”) with respect to Amendment No. 5.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 6.

Risk Factors, page 11

Reimbursement for the CardioNet System by Medicare…, page 13

1.                                      We note your new disclosure here regarding the request for a CPT code that was voted upon by the CPT Editorial Panel in October 2007 and that the results of the vote are confidential.  It is our understanding, however, that requestors of changes to CPT codes are informed of the outcomes of actions taken by the CPT Editorial Panel.  If known to you, please revise to disclose here and on page 73 whether your request for a specific CPT code was granted.

Response:  The Company has revised the disclosure on pages 13 and 73 of Amendment No. 6 as requested.

Description of Capital Stock, page 124

2.                                      Please reconcile your disclosure here regarding your authorized capital stock with the provisions of Article IV.I. of exhibit 3.1.  Also reconcile your disclosure on page 6 regarding the date you incorporated in Delaware with the date referenced in your CEO’s first certification in exhibit 3.1.

Response: The Company respectfully advises the Staff that the Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 to the Registration Statement is currently in effect and will be replaced by the Amended and Restated Certificate of Incorporation filed as Exhibit 3.3 to the Registration Statement upon the closing of the Company’s initial public offering (the “Post-IPO Certificate”).  The description of the Company’s capital stock on page 124 of Amendment No. 6 speaks as of the closing of the initial public offering and is consistent with the authorized capital stock set forth in the Post-IPO Certificate.  The disclosure on page 6 of Amendment No. 6 reflects the date that CardioNet, Inc., a California company, merged with and into CardioNet (Delaware), Inc., a Delaware company, thereby giving effect to the Company’s reincorporation. CardioNet (Delaware), Inc., the surviving company following the merger, was incorporated in Delaware on April 18, 2007.

CardioNet, Inc. Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

3.                                      We note your “draft” report for the effect of a reverse stock split of your stock.  Prior to going effective, the audit report should be signed and the draft language should be removed.  Please also apply this comment to the Consent of Independent Registered Public Accounting Firm filed as exhibit 23.1.

Response: The Company acknowledges the Staff’s comment and has included a signed report on page F-2 of Amendment No. 6 and a signed consent in Exhibit 23.1 attached to Amendment No. 6, in each case with the draft language removed.

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 6 as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or requests regarding Amendment No. 6 or this response letter to me at (858) 550-6076 or Frederick T. Muto, Esq. at (858) 550-6010.

Sincerely,

Cooley Godward Kronish LLP

/s/ Ethan E. Christensen
Ethan E. Christensen

EEC:amr

cc:           Arie Cohen, CardioNet, Inc.

                James M. Sweeney, CardioNet, Inc.

                Martin P. Galvan, CardioNet, Inc.

                Frederick T. Muto, Esq., Cooley Godward Kronish LLP

                Kenneth J. Rollins, Esq., Cooley Godward Kronish LLP

                Donald Murray, Esq., Dewey & LeBoeuf LLP

                Margaret S. Lam, Esq., Dewey & LeBoeuf LLP